BY EDGAR SUBMISSION

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

June 26, 2015

Dear Ms. Jenkins,

Re:     Alpha Natural Resources, Inc. (File No. 001-32331)
Form 10-K for Fiscal Year Ended December 31, 2014, Filed February 26, 2015

Below please find our response to the comments set forth in a letter dated June 4, 2015 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Alpha’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Natural Resources, Inc. and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comments verbatim from the Letter and have supplied our responses immediately thereafter.

Form 10-K for the year ended December 31, 2014

Item 2. Properties
Coal Reserves, page 48

1)
We note your response to comment 1 from our letter dated April, 14, 2015. Please tell us the three-year average realized price per ton and the three-year average cash cost per ton used to determine your 2014 mineral reserves and include these numbers with your future mineral reserve disclosure.

Response:

The Company respectfully advises the Staff that it does not use the three-year average realized price per ton and three-year average cash cost per ton to determine its mineral reserves. The Company’s reference, in its response to comment 1 from the Staff’s letter dated April 14, 2015, to its three-year realization and cash cost per ton for each of its 11 asset groups in its Eastern Coal Operations was provided solely for informational purposes to address the Staff’s request that the Company address differences between the pricing and cost assumptions used to determine its reserves compared to the three-year averages.

Accordingly, to clarify the Company’s prior response, the Company respectfully advises the Staff that it considers a number of factors, including among other things, planned costs and projected sales prices, to determine its reserves. As part of its extensive annual review of coal properties for purposes of reserve determination, the Company considers its recent and historical performance to re-evaluate its assumptions and criteria used to determine coal minability, but this data is not directly used to determine reserves.
As noted in the Company’s prior response, as part of its annual review, the Company solicits input from various internal departments and considers a variety of geological, technical, economic and legal factors. For coal reserves located within active mining operations, the Company reviews its recent pricing and costs of production as well as projected realizations and anticipated costs. For coal reserves that are not located within active mining operations, the Company reviews projected sale prices of similar quality coal and anticipated costs for similar operations with similar mining techniques and operating conditions. Furthermore, because many of its mines produce different coal products and grades and the Company often blends coal from multiple mines and/or preparation plants to meet customer contract specifications, when determining its coal reserves, the Company considers the combined economics of operations, as necessary, where due to significant revenue and cost interdependencies those assets are being used together to generate cash flows.
Finally, a third party consultant also performs periodic reserve audits and reviews the Company’s methodology and assumptions used to determine its coal reserves to ensure that they are within industry guidelines and that the pricing and cost assumptions remain reasonable in light of operating results and likely market forecasts.

2)	Additionally, please define the term cash cost per ton and include this definition with your future mineral reserve disclosure.

Response:

See above response to comment 1.

If you have any questions with respect to these responses or require additional information, please contact me at 276-619-4077 or by fax at 276-623-4312.

Very truly yours,

/s/ Philip J. Cavatoni
Philip J. Cavatoni
Executive Vice President and
Chief Financial and Strategy Officer
(Principal Financial Officer)

cc:	Richard H. Verheij, Esq., Executive Vice President, General Counsel and
Corporate Secretary, Alpha Natural Resources, Inc.
Robert Slappey, KPMG LLP
Sandra L. Flow, Esq., Cleary Gottlieb Steen and Hamilton LLP